Exhibit 10.1

PERSONAL AND CONFIDENTIAL
May 4, 2016

Mr. Christopher Papa
2270 Wood Falls Drive
Cumming, GA 30041

REVISED SUPERSEDING ANY AND ALL PRIOR VERSIONS

Dear Chris:

On behalf of Liberty Property Trust (“Liberty”), I am pleased to present you with our offer of employment. We feel that the Company is at an inflection point, poised for growth, and we look forward to you joining our team. We are confident you will enjoy the challenges we are undertaking. Our intent is to provide a competitive offer that incorporates not only financial considerations, but other components as well based on your expressed personal and career interests. The details of that offer are presented as follows:

Your role within the company will be as Executive Vice President & Chief Financial Officer in our Home Office (currently located in Malvern). You will report to me in this capacity with responsibilities for accounting, tax, internal audit, financial reporting and analysis, investor relations, corporate communications and other responsibilities that may be assigned. We will work together to establish individual goals and your progress will be evaluated on an ongoing basis.

Compensation
Our compensation package is based on a combination of salary, performance-based annual bonuses, deferred compensation and other benefits. Compensation and performance reviews are held annually. Given the fiscal quarter in which your hire date falls, your first salary review will be during the 2016 review cycle which begins on or about January 1, 2017.

Base Salary:	You will receive a semi-monthly base salary of $18,958.33 (an annualized equivalent of $455,000.00) that is earned and paid in semi-monthly installments and pro-rated from your date of hire.

Variable
Compensation:
Beginning in 2016, you will be eligible to participate in Liberty's annual bonus plan established for the executive officers.  All awards are subject to the terms and conditions of that plan, except as set forth herein. Currently, for your position, the bonus plan offers a target bonus of 85% of the base salary earned during the applicable calendar year.

The amount of the actual bonus is determined following the conclusion of the relevant year by the Compensation Committee of the Board of Trustees.  Under our current compensation structure, the Compensation Committee first considers the Company’s achievement of its FFO goal to fund the bonus pool and then determines actual bonuses based upon review of performance against goals established at the beginning of the year.  For all named executive officers (“NEOs”), the Committee applies an 80% weighting to corporate metrics (i.e., FFO/share weighted 60%, Same Store NOI Growth weighted 10%, and Corporate MBOs weighted 10%) and a 20% weighting to individual goal achievement. Individual goals are approved by the Compensation Committee at the beginning of the relevant year and are communicated to each participant.  Bonuses are typically paid in March following the end of the applicable calendar year.

For 2016, we have guaranteed your minimum bonus to be at Target determined as if you had been an active employee on January 2, 2016 (i.e., $386,750). This bonus is contingent upon your satisfactory performance and your remaining employed through, and not giving or receiving termination of your employment prior to, December 31, 2016.

Beginning in 2016, you will also be eligible to participate in Liberty’s Long-Term Incentive (LTI) plan established for the executive officers.  Your target LTI award will be 145% of annual base salary, subject to adjustment based on Company performance. As for all NEOs, sixty-five percent (65%) of any LTI award will be awarded as restricted stock units and thirty-five percent (35%) will be awarded as restricted stock, in both cases subject to the vesting terms described below.

The performance metric for the restricted stock units is the Company’s three-year total shareholder return (TSR) as compared to its peer group and the award cliff vests in three years if the TSR targets are met. Dividends accrue and when the number of shares earned is determined at the end of the three-year period, you will also receive the dividends associated with those shares.

The time-based restricted stock has a three-year cliff vest and dividends are paid currently, through payroll, on unvested stock, except as explained below for your 2016 award.

For 2016, you will be granted a full year LTI award at Target (i.e., $659,750). The award will be presented for approval to the Compensation Committee on your date of hire. The closing price of Liberty’s stock on the date the Compensation Committee approves the award will be used to determine the number of restricted stock units and restricted shares to be granted.

Additionally, solely for 2016, the restricted share component of your LTI award will have a three year pro-rata vest based on date of grant (rather than our typical three-year cliff vest). This is in recognition of the intent that your 2016 LTI award serves as a replacement for the award forfeited from your previous employer (see next provision below). Going forward, the vesting schedule for any LTI award will be consistent with the same terms as the other named executive officers.

Make Whole
Award (i.e.,
Forfeited Equity
In Excess of 2016
LTI Equity Grant):
Any unvested equity forfeited from your prior employer the value of which is in excess of the 2016 LTI grant value described above (i.e., $659,750), will be recognized through a separate grant of restricted stock. Dividends will be paid currently, through payroll, on such unvested stock.

The value of your unvested equity will be determined using the closing price of your current employer’s common stock as of April 7, 2016. The award will be presented to the Compensation Committee at the same time as your 2016 LTI grant and the same stock price will be used to determine the number of shares of Liberty restricted stock granted to deliver that value.

For this “make whole” grant, Liberty will endeavor to match the vesting schedule of your forfeited unvested restricted stock. We anticipate approximately 51% of the “make whole” grant to vest 12/31/16; 33% to vest 12/31/17 and the remainder to vest 12/31/18.

Mutual
Agreement
Separation
Through
7/1/2019:
In the unlikely event your employment with the Company were to end, on or before July 1,2019, due to our mutual agreement for reasons other than cause, your voluntary resignation or a change in control, then contingent upon your signing a release of all claims agreement that will include non-compete and non-solicitation provisions that would be consistent with the period of time represented by your separation payment and not revoking your acceptance of this release agreement, you would be eligible for certain payments and benefits, depending upon when the separation occurs.

In 2016:
•1.5 times the sum of your annual base salary and bonus at Target
•Target pro-rated bonus for 2016
•Accelerated vesting for 2016 equity (i.e., 2016 LTI grant and “make whole” grant)

Between January 1, 2017 and July 1, 2019:
•2 times the sum of your annual base salary and bonus at Target
•Pro-rated bonus, based upon estimated actual performance for year of separation (at Target if separation occurs prior to the end of Q3 of the applicable year)
•Accelerated vesting for the 2016 LTI grant and “make whole” grant

Please note that any payments made under this provision will be made on a semi-monthly basis, consistent with our normal payroll practices. Any bonus to be paid to you under this provision will be paid at the same time bonuses are paid to other executive officers.

Payments will continue until the earlier of (1) your receipt of the monies specified above (which varies depending on year of separation) or (2) your beginning employment or performing other services with another company.

Should the payments end due to your beginning other employment and/or acceptance of a consulting assignment(s) or other services relationship, Liberty will pay you your pro-rated bonus due (as described in this provision) for the year in which separation occurs and any monies previously deferred pursuant to the provisions of 409A (as described herein) and, upon satisfactory documentation, Liberty will make up the difference, if any, between the sum of (i) the difference between your new base salary (as it may be adjusted from time to time during the twenty-four month period beginning on the date of your separation from Liberty, or eighteen month period if your separation occurs in 2016) and your base salary at the time of separation from Liberty plus (ii) the difference between your bonus opportunity at Liberty (calculated at Target, as described in this provision) and any future bonus or other cash payment amounts (calculated at Target, as described in this provision) earned through future employment during the applicable eighteen or twenty-four month period beginning on the date of your separation from Liberty (i.e., “make whole payment”). This “make whole” calculation is to be done on a combined or total basis, and any base salary or bonus amounts that are deferred under your new employment or consulting arrangement for any relevant period will be treated as earned on a pro-rata basis in such period for purposes of this computation.

If your new service relationship is one or more consulting assignments or a combination of employment or consulting arrangements, the make whole payment, if any, will be based upon a comparison between the monies owed to you by Liberty and the dollars to be earned from the employment and/or consulting assignment(s) during the applicable eighteen or twenty-four month period beginning on the date of your separation from Liberty. A make whole payment, if any, will be made monthly as part of one of Liberty’s regular payroll cycles and upon our receipt of your new compensation.

Please also note that any equity awards granted in 2017 or later would be forfeited as standard award terms do not provide for accelerated vesting. For the sake of clarity, the Company’s severance plan applicable to all employees will be the sole arrangement regarding your severance beginning July 2, 2019. Furthermore, while this mutual agreement severance is not triggered by a change in control as such, in the event any payments are made under the Senior Officer Severance Plan (see next provision below) due to a termination in connection with a change in control, they would offset any severance payment under this provision of this offer letter. Lastly, the non-compete provision mentioned herein would extend to industrial and office real estate companies, both publicly and privately held.

Your eligibility for the benefits set forth in this section do not affect your status as an at-will employee.

Change in control:
You will be a participant in the Company's Senior Officer Severance Plan, subject to the approval of the Compensation Committee. This matter will be put before the Compensation Committee at the same time your equity awards are presented to them for approval.

Pursuant to the Senior Officer Severance Plan, if within six months prior to a change of control or two years following a change of control, your employment is terminated by the Company (other than termination for cause) or if you terminate your employment in certain circumstances defined in the plan for a “good reason,” you will receive:

•	a lump sum severance payment equal to 2 times your current annual base salary and Target bonus

•
a lump sum amount representing a pro rata portion, through the date of termination, of unpaid performance bonus for the year in which the termination occurs, based on the average of prior years’ bonuses or, depending upon when the change in control would occur, your Target bonus

•
a lump sum payment in the sum of $10,000 in lieu of continued coverage under the Company’s term life insurance policies, plus an amount calculated to approximate the after-tax increase of health insurance premiums that you will incur over an eighteen-month period as the result of being ineligible to participate as an employee in the Company’s health insurance plans

•	all restricted shares and restricted share units held by you, with vesting of as-yet-unearned performance-based restricted share units to take place at Target

Please note that any severance payment is contingent upon your signing a release of all claims agreement and not revoking your acceptance of this release agreement.

Stock Ownership
Stock Ownership
Guidelines:
The Company and the Board of Trustees believe that ownership of Company shares by senior officers should be encouraged, and has established ownership guidelines applicable to your position. As our Chief Financial Officer, you are required to hold three times your base salary. You will have five years from your date of hire to meet this requirement.

Company common shares, including unvested restricted share awards and restricted stock units are used to determine whether the ownership target is satisfied.

The policy further mandates that until such time that you have attained the applicable target ownership level, you are required to retain common shares obtained as a result of a share award, after satisfaction of your tax obligations.

Relocation
House Hunting
Trips:
We will provide reimbursement for up to three house hunting trips for you and your wife to look for housing and to further acquaint yourselves with the area. Reimbursement for the house hunting trips will also include reasonable hotel room charges and taxes, airfare, auto rental and meals. The costs associated with the home search trip will be reimbursed assuming receipts are provided to support the expenses.

Relocation
Allowances:
Liberty will provide a lump sum payment of $100,000, through payroll, to cover expenses related to your move, such as points paid to a broker as a result of buying or selling a home, attorney fees, notary, home inspections, title search, etc. As this payment is being made through payroll, and subject to normal withholdings, no receipts are required. This payment will be made within 30 days of your hire date.

Liberty will provide up to 90 days of temporary housing for you and your family. You will be provided a rental car while in temporary housing. For each week you are in temporary housing, you will be paid $500, through payroll, for miscellaneous expenses, meals, etc. As this miscellaneous and meal reimbursement will be made through payroll, there is no need to keep receipts. However, we will need to submit receipts for reimbursement for the temporary housing itself and the rental car.
Shipment of
Goods & Other
Important
Information:

Liberty will pay for reasonable costs, up to $25,000, to ship your household goods to our local area provided that you use a moving company approved by Liberty. Your household goods will be insured by the moving company for up to $100,000 depending on their value. The Company will pay the moving company directly. We will not move any personal items of exceptional value as these should be hand carried or moved by you to the new location as well as any recreational motor vehicles, portable swimming pools, shrubbery or live plants, frozen foods, and combustible and building materials.

Tax Impact:
Non-qualified moving expenses as determined by the IRS that are either reimbursed directly to you or paid by the Company on your behalf to an outside party will become income to you in the calendar year in which the payment by the Company is made. Any increased tax liability to you as a result of any relocation expense payment will be included in your income and will be reimbursed on a grossed up basis by the Company. A gross-up will compensate you for the tax-on-tax effect of reimbursing you for expenses incurred.

Relocation
Assistance
Contingencies:
If you leave the Company within 12 months of any relocation assistance being provided to you (including reimbursements made to you and to any third party on your behalf including a moving company) for reasons other than our mutual agreement, you will owe the company a pro-rata portion of the reimbursement received (excluding the “gross up” dollars paid to you). The pro-rata portion will be based on the number of months remaining in the 12 month period since the reimbursement was made to you (e.g., if you were to receive the $150,000 lump sum payment and then resign six months after receiving this reimbursement, you will owe the company $75,000 or one half of the amount reimbursed as there would be six months remaining in a 12 month period, etc. If you receive multiple payments within a 12 month period, all payments will be added together to determine the pro-rata amount owed the company). You authorize and agree that any money owed by you to the company should be deducted from your final paycheck(s) and that any money still owed by you to the Company will be repaid no later than 7 calendar days following your termination date by a certified check payable to the Company.

Benefits
Liberty believes in promoting value-based benefits to its employees. We have outlined our benefits package below:

Vacation:
You will be eligible for four (4) weeks of Vacation per calendar year, pro-rated from your date of hire.

Personal Time:
You will be eligible for two (2) days of Personal time per calendar year.

Sick Time:
You will be eligible for five (5) days of Sick time per calendar year, pro-rated from your date of hire.

Paid Holidays:
Liberty recognizes approximately twelve (12) holidays each year. Employees may also take a day off to celebrate their birthday.

Health Insurance:
Liberty’s plans include medical, dental and vision benefits for employees and eligible dependents. Eligibility begins following 30 days of employment. The company pays a portion of the premium for your enrollment in these plans.

Employee Stock
Purchase Plan:
Liberty offers an employee stock purchase plan which allows you to purchase         Liberty common stock at a discount with after-tax payroll deductions. Eligibility for this plan begins on the half year following one year of employment.

Additional
Benefits:
Liberty also offers a wide variety of additional benefits including Short- and Long- Term Disability, Life Insurance, Flexible Spending Accounts, Work-Life Balance Program and more.

For additional information about the benefits described above, please refer to the benefits summary previously sent to you. Benefits packages will be sent to your home address shortly after your hire date. These mailings will provide even greater details about our benefits and instructions for enrolling.

Additional Considerations
The following are presented in support of your transition to Liberty and to encourage you in your career progression:

Learning &
Development
Liberty prides itself on continuing education and learning for our employees. We offer tuition reimbursement and continuing education benefits to encourage professional development. We also offer internal training opportunities. Our Learning & Development team is available to assist in discovery and selection of courses for professional development, industry technical training, computer technology training, leadership development and Liberty specific information. We look forward to providing you with the training that meets your personal and professional goals.

Please note that all payments are subject to applicable withholdings and deductions.

Moreover, any and all equity awards are subject to the approval of the Compensation Committee and unless described otherwise herein, all LTI awards are contingent upon your remaining employed through the vesting dates of the award.

Additionally, the LTI awards described herein as well as any future LTI awards are subject to the terms and conditions of the grant agreement and are subject to the same cancellation provisions and other terms (except as specifically provided herein) that are in effect at the time for similar LTI awards. Please note that the 2016 LTI and “make whole” awards are provided by the Company and accepted by you as fully satisfying any loss that you may suffer, including as a result of your previous employer forfeiting or otherwise cancelling any equity award as a result of your termination from employment from your previous employer.

Also, note that Liberty has a “clawback” policy that will apply to all of your compensation paid by Liberty, including under this letter, to the extent the terms of such policy would be applicable.

Please note that all compensatory aspects of this offer letter are subject to the provisions of Section 409A of the Internal Revenue Code, including the requirement that certain payments to “key” employees be made subject to a six-month delay period. In addition, if any provision of this offer letter fails to comply with Section 409A or any regulations or Treasury guidance promulgated thereafter or would result in your recognizing income for federal income tax purposes with respect to any amount payable under this offer letter before the date of payment, or to incur interest or additional tax pursuant to Section 409A, the Company reserves the right to modify such provision, provided that the Company will maintain, to the maximum extent practical, the original intent of the applicable provision without violating the provisions of Section 409A.

Liberty reserves the right to amend, modify or terminate, in its sole discretion, all benefit and compensation plans in effect from time to time. Notwithstanding the foregoing, the Company agrees not to decrease the compensation opportunity described in the Mutual Agreement Separation provision above. If there is any conflict with the benefit or compensation information included in this letter and the plan documents, the applicable plan documents will control.

This offer constitutes the entire understanding and contains a complete statement of all agreements between you and the Company and supersedes all prior communications.

This offer of employment is contingent upon your successfully passing a pre-employment drug test and complying with the requirements of the Immigration Reform and Control Act. Information about the drug test will be sent to you in a separate email.

As an employee, you will be subject to, and asked to acknowledge, Liberty’s Code of Conduct and Employee Handbook.

The offer of employment at Liberty is not for a specific duration of time. Liberty is an “at-will” employer. Should you accept this offer, either you or Liberty may terminate employment at any time and for any reason. If this offer is acceptable to you, please confirm your acceptance by returning a signed copy of this offer letter to Caren Hosansky at chosansky@libertyproperty.com as soon as possible. We anticipate your start date to be on or before June 1, 2016. Please confirm this date as soon as possible. Feel free to call me if you have any questions about this offer of employment.

Chris, we are thrilled at the prospect of your joining Liberty and look forward to the many contributions you will make to Liberty.

Sincerely,

/s/ William P. Hankowsky

William P. Hankowsky
Chairman, President & Chief Executive Officer

cc:    Caren Hosansky, Senior Vice President, Human Resources

AGREED TO AND ACCEPTED BY

_/s/ Christopher Papa_____ _____May 4, 2016____________
Christopher Papa             Date